

August 16, 2021

Andrew W. Evans
Chief Financial Officer
The Southern Company
30 Ivan Allen Jr. Boulevard N.W.
Atlanta, GA 30308

      Re: **The Southern Company**
          Form 10-K for the Year Ended December 31, 2020
          Filed February 18, 2021
          File No. 001-03526

Dear Mr. Evans:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Item 7. Combined Management's Discussion and Analysis of Financial Condition and Results of Operations
Southern Company Gas
Performance and Non-GAAP Measures, page II-36

1.   We note you present the non-GAAP contribution measure "Adjusted Operating Margin" and reconcile it to operating income. We also note similar presentation in your Form 10-Q for the quarter ended June 30, 2021. Please reconcile your non-GAAP measure to the most directly comparable GAAP measure, gross profit, as calculated on a GAAP basis. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation